FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                       For the month of September, 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 03-1 PLC


                                     By:        /s/ Clive Rakestrow
                                            -----------------------
                                     Name:  L.D.C. Securitisation Director No. 1
                                     Limited by its authorized person Clive
                                     Rakestrow for and on its behalf
                                     Title: Director
Date: 24 October 2003

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:        /s/ Nigel Charles Bradley
                                            -----------------------------
                                     Name:  Nigel Charles Bradley
                                     Title: Director
Date: 24 October 2003

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:        /s/ Richard Gough
                                            ----------------------
                                     Name:  Richard Gough
                                     Title: Director
Date: 24 October 2003

INVESTORS' MONTHLY REPORT]
--------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 September 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                   197,330

Current Balance                                              (GBP)14,473,227,470

Last Months Closing Trust Assets                             (GBP)14,304,690,042

Funding share                                                (GBP)13,377,683,781

Funding Share Percentage                                            92.43%

Seller Share*                                                (GBP)1,095,543,689

Seller Share Percentage                                              7.57%

Minimum Seller Share (Amount)*                                (GBP)388,335,108

Minimum Seller Share (% of Total)                                    2.68%

Excess Spread last Quarter (% of Total) Annualised                   0.45%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------------
                         Number           Principal ((GBP))        Arrears ((GBP))      By Principal (%)
< 1 Month                194,673           14,300,318,123                0                   98.81%

> = 1 < 3 Months          2,137             142,533,727                797,320                0.98%

> = 3 < 6 Months           417              24,348,897                378,393                 0.17%

> = 6 < 9 Months           79                4,669,840                 104,518                0.03%

> = 9 < 12 Months          17                1,033,620                 54,331                 0.01%

> = 12 Months               7                 323,263                  23,013                 0.00%

Total                    197,330           14,473,227,470            1,357,575              100.00%
---------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                            Number         Principal ((GBP))     Arrears ((GBP))

Total (since inception)       50              2,545,273              101,911
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                               22

Number Brought Forward                                                 20

Repossessed (Current Month)                                             2

Sold (since inception)                                                 28

Sold (current month)                                                    2

Sale Price / Last Loan Valuation                                      1.07

Average Time from Possession to Sale (days)                            116

Average Arrears at Sale                                           (GBP)1,988

Average Principal Loss (Since inception)*                           (GBP)586

Average Principal Loss (current month)**                            (GBP)838

MIG Claims Submitted                                                    7

MIG Claims Outstanding                                                  3

Average Time from Claim to Payment                                     56
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                              Number           Principal ((GBP))

Substituted this period                       9,120           (GBP)749,996,189

Substituted to date (since 26 March 2001)    281,291         (GBP)21,158,382,835
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                             Monthly             Annualised

Current Month CPR Rate                        3.93%                38.12%

Previous Month CPR Rate                       4.45%                42.03%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        23.57

Weighted Average Remaining Term (by value) Years                    20.02

Average Loan Size                                                (GBP)73,345

Weighted Average LTV (by value)                                     74.75%

Weighted Average Indexed LTV (by value)                             61.33%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                             50.13%

Together (by balance)                                               27.07%

Capped (by balance)                                                  2.49%

Variable (by balance)                                               19.52%

Tracker (by balance)                                                 0.79%

Total                                                               100.0%
--------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------------------------
                    Number          % of Total          Value ((GBP))           % of Total
East Anglia          4,551            2.31%             329,991,866                 2.28%

East Midlands       16,127            8.17%            1,036,290,247                7.16%

Greater London      24,398            12.36%           2,835,324,851               19.59%

North               28,160            14.27%           1,402,465,432                9.69%

North West          29,759            15.08%           1,742,588,627               12.04%

South East          31,294            15.86%           3,059,661,427               21.14%

South West          14,209            7.20%            1,130,366,875                7.81%

Wales                9,604            4.87%             549,986,444                 3.80%

West Midlands       14,927            7.56%            1,010,238,257                6.98%

Yorkshire           24,301            12.31%           1,376,413,442                9.51%

Total               197,330            100%           14,473,327,470                100%
------------------------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------------------------
                                       Number           Value ((GBP))             % of Total

0% < 25%                               5,996            235,915,238                   1.63%

> = 25% < 50%                          23,154          1,583,382,025                 10.94%

> = 50% < 60%                          15,137          1,238,916,831                  8.56%

> = 60% < 65%                          8,778            758,402,359                   5.24%

> = 65% < 70%                          10,269           903,135,634                   6.24%

> = 70% < 75%                          16,718          1,359,045,449                  9.39%

> = 75% < 80%                          13,957          1,293,915,476                  8.94%

> = 80% < 85%                          14,810          1,201,286,180                  8.30%

> = 85% < 90%                          33,184          2,252,049,754                 15.56%

> = 90% < 95%                          40,731          2,783,220,872                 19.23%

> = 95% < 100%                         14,454           856,820,986                   5.92%

> = 100%                                142              7,236,664                    0.05%

Total                                 197,330         14,473,327,470                 100.0%
------------------------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------------------------
                                       Number           Value ((GBP))             % of Total

Endowment                              34,126          2,383,757,034                 16.47%

Interest Only                          14,290          1,596,408,020                 11.03%

Pension Policy                          697             66,577,306                    0.46%

Personal Equity Plan                   1,484            102,760,625                   0.71%

Repayment                             146,733         10,323,824,484                 71.33%

Total                                 197,330         14,473,327,470                 100.00%
------------------------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------------------------
                                       Number          Value ((GBP))               % of Total

Full Time                             176,735         12,557,058,913                 86.76%

Part Time                              2,461            134,601,945                   0.93%

Retired                                 480             15,920,660                    0.11%

Self Employed                          15,733          1,678,905,987                 11.60%

Other                                  1,921            86,839,965                    0.60%

Total                                 197,330         14,473,327,470                 100.00%
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         5.49%

Effective Date of Change                               1 August 2003
------------------------------------------------------------------------------------------------

Notes         Granite Mortgages 03-1 plc

-----------------------------------------------------------------------------------------------------------
                    Outstanding               Rating             Reference Rate          Margin
                                          Moodys/S&P/Fitch
Series 1

A1                 $462,500,000             P-1/A-1+/F1+              1.09%              -0.01%

A2                $1,225,000,000            Aaa/AAA/AAA               1.30%               0.19%

A3**               $300,000,000             Aaa/AAA/AAA                N/A                0.40%

B                   $42,000,000              Aa3/AA/AA                1.54%               0.43%

C                   $56,000,000             Baa2/BBB/BBB              2.56%               1.45%

Series 2

A               (euro)900,000,000            Aaa/AAA/AAA              2.37%               0.24%

B                (euro)62,000,000             Aa3/AA/AA               2.56%               0.43%

C                (euro)94,500,000            Baa2/BBB/BBB             3.58%               1.45%

Series 3

A               (GBP)665,000,000             Aaa/AAA/AAA              3.65%               0.24%

B                (GBP)31,000,000             Aa3/AA/AA                3.84%               0.43%

C                (GBP)41,000,000             Baa2/BBB/BBB             4.86%               1.45%
-----------------------------------------------------------------------------------------------------------

** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement

-----------------------------------------------------------------------------------------------------------
                                                                                  % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                  (GBP)97,837,647          3.59%

Class C Notes ((GBP)Equivalent)                                 (GBP)137,914,263          5.06%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                                   % of Funding Share

Class B Notes ((GBP)Equivalent)                                  (GBP)97,837,647          0.73%

Class C Notes ((GBP)Equivalent)                                 (GBP)137,914,263          1.03%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                 (GBP)45,000,000           0.34%

Balance Brought Forward                                         (GBP)24,207,259           0.18%

Drawings last Quarter                                               (GBP)0                0.00%

Excess Spread last Quarter                                      (GBP)4,931,584            0.04%

Funding Reserve Fund Top-up this Period*                            (GBP)0                0.00%

Current Balance                                                 (GBP)29,138,843           0.22%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                         (GBP)23,315,837           0.17%

Funding Reserve %                                                     0.6%                 NA
-----------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.